TGP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TGP SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Glendale Road

(No. and Street)

Summit   NJ   07901

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tammaro   732-245-0657

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP

(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd, Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, James Tammaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TGP Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARK L. JONES
Commission # GG 144662
Expires January 14, 2022
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
TGP Securities, Inc.
Summit, NJ

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of TGP Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TGP Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
This financial statement is the responsibility of TGP Securities, Inc.'s management. Our responsibility is to express an opinion on TGP Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TGP Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as TGP Securities, Inc.'s auditor since 2018.

Port Washington, New York
March 8, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

TGP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 49,589
Accounts receivable	109,637
Total assets	$ 159,226

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 151,527
Total liabilities	151,527

Shareholders' equity

Capital stock - 1,001,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	276,643
Retained (deficit)	(268,954)
Total shareholders' equity	7,699
Total liabilities and shareholders' equity	$ 159,226

Note 1 -   **Nature of Business**

TGP Securities, Inc. (The "Company") operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2 -   **Going Concern**

Accounting standards state that substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and the events, considered in the aggregate, indicates that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or are available to be issued).

The Company's historical operating results, negative cash flows from operations, net capital deficiencies and the required additional cash contributions from shareholders indicates there is substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. In addition, the Company is unsure of any actions, if any, to be taken from regulatory agencies with regards to not satisfying the net capital requirements under SEC Rule 15c3-1.

Management of the Company believes these conditions are significant and intends to mitigate these matters by reducing operating expenses and overhead, but has not formalized specific actions. Management of the Company believes that the actions discussed above are probable of occurring and mitigating the substantial doubt raised by the reported historical operating results for the 12 months from the issuance of the financial statements. However, management of the Company cannot predict, with certainty, the outcome of these actions.

Note 3 - **Summary of Significant Accounting Policies**

a) *Recently Issued Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

b) *Revenue Recognition*
The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

c) *Income Taxes*
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

d) *Cash*
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash balances.

Note 3 -   **Summary of Significant Accounting Policies (continued)**

e)   *Use of Estimates*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 4 -   **Income Taxes**

The Company has available at December 31, 2017 unused operating loss carry-forwards of approximately $110,000 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $34,000 that expires from 2032-2037. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $1,099 which was a deficiency of $9,003 over its required net capital of $10,002. The Company's net capital ratio was 13788%.

Note 6 –   **Prior Period Adjustment**

During the year the Company discovered an error in accounting for accounts receivable, accounts payable and deferred revenue in accordance with accounting principles generally accepted in the United States. The effect on net income of prior periods could not be determined. As a result, retained earnings as of December 31, 2016 has been restated as follows:

Increase in accounts receivable	$198,144
Increase in accounts payable	(187,936)
Increase in deferred revenue	(10,208)
Change in retained earnings	$ -

Note 7 –   **Compliance with Rule 15c3-3**

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Note 8 –   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2017, and through March 8, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

A copy of the Firm's Statement of Financial Condition as of December 31, 2017, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC